Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports Third Quarter 2025 Financial Results

– Q3 2025 revenue of €143.1 million for YORVIPATH® and €50.7 million for SKYTROFA®

– Q3 2025 operating profit of €11.0 million

– TransCon® CNP (navepegritide) under FDA Priority Review for the treatment of children with achondroplasia with PDUFA date of November 30, 2025

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, November 12, 2025 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the third quarter ended September 30, 2025, and provided a business update.

“With our achievements in the third quarter and year to date, Ascendis is making great progress toward achieving Vision 2030. The ongoing strong global launch of YORVIPATH is transforming our financial profile and, based on positive feedback from physicians and patients, we expect to continue to build on this momentum,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “With TransCon CNP now under FDA and EMA review, we are on the verge of bringing our third high-value medicine to patients, and we expect our engine for future innovation to drive sustainable growth for years to come.”

Select Highlights & Anticipated 2025 Milestones

•	TransCon PTH:

(palopegteriparatide, marketed as YORVIPATH)

•	YORVIPATH revenue for the third quarter of 2025 totaled €143.1 million, including a negative foreign currency impact of €3.6 million compared to the previous quarter.

•	Continued uptake from YORVIPATH in the U.S., with more than 4,250 unique patient enrollments and more than 2,000 prescribing health care providers as of September 30, 2025.

•	Outside the U.S., YORVIPATH is available commercially or through named patient programs in more than 30 countries.

•

Our strategic partner Teijin announced that YORVIPATH is now commercially available for prescription in Japan, expanding global access. In the third quarter, we recognized €12.9 million in milestone revenue related to the approval.

•

PaTHway60 trial, is ongoing as a single-arm safety and efficacy trial in adults with hypoparathyroidism to enable dose titration up to 60 mcg/day and is intended to support U.S. label expansion of YORVIPATH.

•

PaTHway Adolescent trial is planned to begin during the fourth quarter and is intended to support U.S. label expansion of YORVIPATH for the treatment of children with hypoparathyroidism, 12 to less than 18 years of age.

•

Presented pooled analysis of 3-year data from PaTHway and PaTH Forward trials at the American Society of Nephrology (ASN) Kidney Week 2025, reinforcing that treatment with TransCon PTH led to rapid and sustained improvements in kidney function in adults with hypoparathyroidism.

•	TransCon hGH:

(lonapegsomatropin, marketed as SKYTROFA®)

•	SKYTROFA revenue for the third quarter of 2025 totaled €50.7 million, including a negative foreign currency impact of €1.6 million compared to the previous quarter.

•	The FDA approved our first label expansion for SKYTROFA in adult growth hormone deficiency, which represents the first of multiple additional label expansions we expect to pursue.

•

We initiated a basket trial for several established growth-hormone indications including idiopathic short stature (ISS), short stature homeobox-containing gene deficiency (SHOX deficiency), Turner syndrome, and small for gestational age (SGA).

•	TransCon CNP:

(navepegritide, FDA NDA and EMA MAA filed)

•

We recently completed our late-cycle meeting with the FDA, who accepted for priority review the New Drug Application (NDA) for the treatment of children with achondroplasia; Prescription Drug User Fee Act (PDUFA) goal date is November 30, 2025.

•	In Europe, our Marketing Authorisation Application (MAA) has been submitted and validated by the Committee for Medicinal Products for Human Use (CHMP) and is under review.

•

At the annual meeting of the American Society for Bone and Mineral Research (ASBMR), we presented new analyses from the pivotal ApproaCH Trial showing that children treated with TransCon CNP had improvements in the Physical Functioning domain of the Achondroplasia Child Experience Measure (ACEM-PF), with greatest benefits in younger children who had more severe genu varum (≥5°) at baseline, supporting benefits beyond linear growth.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

•	Following a successful end-of-Phase 2 meeting with FDA, we plan to initiate a Phase 3 trial of TransCon CNP in combination with TransCon hGH this quarter.

•	Anticipate presenting 52-week data from the COACH Phase 2 trial of TransCon CNP + TransCon hGH in early 2026.

•

During the fourth quarter of 2025, we plan to submit an Investigational New Drug (IND) or similar to investigate TransCon CNP alone and in combination with TransCon hGH for the treatment of hypochondroplasia.

•	TransCon IL-2 ß/g

(onvapegleukin alfa)

•

In our IL-Believe trial, 70 patients with late-stage platinum-resistant ovarian cancer (PROC) (median 4 prior lines of therapy; 67% previously treated with at least 2 lines of taxane-containing therapy) have been enrolled. Data continued to suggest that TransCon IL-2 ß/g dosed every three weeks in combination with weekly paclitaxel is generally well-tolerated, with the majority of TransCon IL-2 ß/g-related treatment-emergent adverse events (TEAEs) being Grade 1 or 2 in severity.

•	We expect to provide median overall survival (OS) data for this cohort of 70 patients in the first quarter of next year as the dataset continues to mature.

•	Financial Update

•	Based on the continued growth of YORVIPATH, we achieved operating profitability. In the third quarter we recorded an operating profit of €11.0 million.

•	During the third quarter, our cash balance increased €45 million from €494 as of June 30, 2025, to €539 million as of September 30, 2025.

Third Quarter 2025 Financial Results

Total revenue for the third quarter of 2025 was €213.6 million, compared to €57.8 million during the same period in 2024. The year-over-year increase in revenue was primarily attributable to an increase in product revenue, which reflected a contribution of €134.6 million from YORVIPATH.

Total Revenue
(In EUR’000s)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Commercial products	193,790	55,710	443,480	153,598
Rendering of services and clinical supply	6,134	1,272	13,228	9,637
Licenses	788	851	3,002	26,490
Milestones	12,922	—	12,922	—

Total revenue	213,634	57,833	472,632	189,725

Commercial Products Revenue
(In EUR’000s)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue from commercial products
SKYTROFA®	50,701	47,249	152,745	138,455
YORVIPATH®	143,089	8,461	290,735	15,143

Total revenue from commercial products	193,790	55,710	443,480	153,598

Research and development costs for the third quarter of 2025 were €66.9 million, compared to €73.5 million during the same period in 2024. The decrease was driven by the completion of clinical trials and development activities within our Endocrinology Rare Disease pipeline.

Selling, general, and administrative expenses for the third quarter of 2025 were €113.4 million, compared to €69.8 million during the same period in 2024. The increase was primarily due to the continued impact from global commercial expansion, including launch activities for YORVIPATH.

Total operating expenses for the third quarter of 2025 were €180.3 million, compared to €143.4 million during the same period in 2024.

Operating profit for the third quarter of 2025 was €11.0 million primarily attributable to higher revenue from the launch of YORVIPATH in the U.S., partly offset by higher operating expenses.

Net finance expense for the third quarter of 2025 was €60.9 million, including non-cash remeasurement loss of financial liabilities of €47.2 million, compared to €2.9 million net finance income during the same period in 2024.

For the third quarter of 2025, Ascendis Pharma reported a net loss of €61.0 million, or €1.00 per share basic and diluted compared to a net loss of €99.2 million, or €1.72 per share basic and diluted for the same period in 2024.

As of September 30, 2025, Ascendis Pharma had cash and cash equivalents totaling €539 million compared to €560 million as of December 31, 2024. As of September 30, 2025, Ascendis Pharma had 61,695,211 ordinary shares outstanding, including 597,055 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 4:30 pm Eastern Time (ET) to discuss its third quarter 2025 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available in this section of the Ascendis Pharma website shortly after the conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis is headquartered in Copenhagen, Denmark and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) Ascendis’ progress toward Vision 2030; (ii) prospect of Ascendis’ financial profile; (iii) Ascendis’ expectation of bringing TransCon CNP to patients and continue sustainable growth; (iv) U.S. label expansion of YORVIPATH and Ascendis’ expectation to pursue additional label expansions; (v) Ascendis’ plan to begin PaTHway Adolescent trial; (vi) Ascendis’ plan to initiate a Phase 3 trial of TransCon CNP in combination with TransCon hGH; (vii) Ascendis’ expectation to present 52-week data from the COACH Phase 2 trial of TransCon CNP and TransCon hGH; (viii) Ascendis’ plan to submit an IND or similar application to investigate TransCon CNP alone and in combination with TransCon hGH for the treatment of hypochondroplasia; (ix) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients; and (x) Ascendis’ application of its TransCon technologies to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; and the impact of international economic, political, legal, compliance, social and business factors, including tariffs and trade policies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group. © November 2025 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:
Chad Fugere	Melinda Baker
Ascendis Pharma	Ascendis Pharma
ir@ascendispharma.com	media@ascendispharma.com

Patti Bank

ICR Healthcare

+1 (415) 513-1284

patti.bank@icrhealthcare.com

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S
Consolidated Statements of Profit or (Loss) and
Comprehensive Income / (Loss)	Three Months Ended		Nine Months Ended
(In EUR’000s, except per share data)	September 30,		September 30,
	2025	2024	2025	2024
Consolidated Statement of Profit or (Loss)
Revenue	213,634	57,833	472,632	189,725
Cost of sales	(22,354)	(11,201)	(71,317)	(30,235)

Gross profit	191,280	46,632	401,315	159,490
Research and development expenses	(66,879)	(73,544)	(225,470)	(227,708)
Selling, general, and administrative expenses	(113,404)	(69,831)	(322,012)	(210,928)

Operating profit/(loss)	10,997	(96,743)	(146,167)	(279,146)
Share of profit/(loss) of associates	(7,501)	(4,367)	14,980	(15,485)
Finance income	6,036	28,279	89,948	29,262
Finance expenses	(66,904)	(25,347)	(144,707)	(70,488)

Profit/(loss) before tax	(57,372)	(98,178)	(185,946)	(335,857)
Income taxes (expenses)	(3,617)	(1,020)	(8,526)	(3,758)

Net profit/(loss) for the period	(60,989)	(99,198)	(194,472)	(339,615)

Attributable to owners of the Company	(60,989)	(99,198)	(194,472)	(339,615)

Basic earnings/(loss) per share	(1.00)	(1.72)	(3.22)	(5.93)
Diluted earnings/(loss) per share	(1.00)	(1.72)	(3.22)	(5.93)

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period	(60,989)	(99,198)	(194,472)	(339,615)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations	(1,574)	154	(3,048)	232

Other comprehensive income/(loss) for the period, net of tax	(1,574)	154	(3,048)	232

Total comprehensive income/(loss) for the period, net of tax	(62,563)	(99,044)	(197,520)	(339,383)

Attributable to owners of the Company	(62,563)	(99,044)	(197,520)	(339,383)

Ascendis Pharma A/S
Consolidated Statements of Financial Position
(In EUR’000s)	September 30,	December 31,
	2025	2024
Assets
Non-current assets
Intangible assets	3,742	4,028
Property, plant and equipment	101,764	98,714
Investments in associates	28,303	13,575
Other receivables	3,160	2,317

	136,969	118,634

Current assets
Inventories	302,022	295,609
Trade receivables	134,734	166,280
Income tax receivables	2,936	1,775
Other receivables	9,580	9,385
Prepayments	29,417	28,269
Cash and cash equivalents	539,092	559,543

	1,017,781	1,060,861

Total assets	1,154,750	1,179,495

Equity and liabilities
Equity
Share capital	8,284	8,149
Distributable equity	(182,359)	(113,855)

Total equity	(174,075)	(105,706)

Non-current liabilities
Borrowings	331,369	365,080
Contract liabilities	692	5,000
Deferred tax liabilities	10,280	7,258

	342,341	377,338

Current liabilities
Convertible notes, matures in April 2028
Borrowings	426,241	458,207
Derivative liabilities	233,761	150,670

	660,002	608,877
Other current liabilities
Borrowings	56,040	33,329
Contract liabilities	4,160	936
Trade payables and accrued expenses	78,601	96,394
Other liabilities	48,295	67,956
Income tax payables	1,610	1,222
Provisions	137,776	99,149

	326,482	298,986

	986,484	907,863

Total liabilities	1,328,825	1,285,201

Total equity and liabilities	1,154,750	1,179,495